Exhibit 97.1

Remuneration Policy Banco Santander Chile

ANNEX: FINANCIAL STATEMENT COMPENSATION RECOUPMENT

This Annex provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws in accordance with the terms and conditions set forth herein. Banco Santander Chile (hereinafter, “Bank”) is subject to the Exchange Act (as defined below) and the listing rules of the NYSE (as defined below) given that its American Depositary Shares representing Banco Santander Chile ordinary shares are listed on the NYSE. This Annex is intended to comply with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual (the “Listing Rule”).

1.	Definitions. For the purposes of this Annex, the following terms shall have the meanings set forth below.

a)	“Committee” means the Remuneration Committee of the Board of Directors of Banco Santander Chile (the “Board”) or any successor committee thereof.

b)	“Covered Compensation” means any Incentive-based Compensation “received” by a Covered Executive during the applicable Recoupment Period; provided that:

(i)	such Incentive-based Compensation was received by such Covered Executive:

(A)	on or after the Effective Date,

(B)	after he or she commenced service as an Executive Officer, and

(C)	while the Bank had a class of securities publicly listed on a United States national securities exchange; and

(ii)	such Covered Executive served as an Executive Officer at any time during the performance period applicable to such Incentive-based Compensation.

For purposes of this Annex, Incentive-based Compensation is “received” by a Covered Executive during the fiscal period in which the Financial Reporting Measure applicable to such Incentive-based Compensation (or portion thereof) is attained, even if the payment or grant of such Incentive-based Compensation is made thereafter.

c)	“Covered Executive” means any current or former Executive Officer.

d)	“Effective Date” means October 2, 2023.

e)	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

f)	“Executive Officer” means, CEO and Country Head and members of the Senior Management of Banco Santander Chile, provided that, at a minimum, each individual who performs the duties of an Executive Officer (within the meaning of the Listing Rule) shall be considered an Executive Officer. The determination as to an individual’s status as an Executive Officer shall be made by the Board upon recommendation of the Committee and such determination shall be final, conclusive and binding on such individual and all other interested persons.

g)	“Financial Reporting Measure” means any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Bank’s financial statements; (ii) share price measure; or (iii) total shareholder return measure (and any measures that are derived wholly or in part from any measure referenced in clause (i), (ii) or (iii) above). For the avoidance of doubt, any such measure does not need to be presented within the Bank’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to constitute a Financial Reporting Measure.

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Remuneration Policy Banco Santander Chile

h)	“Financial Restatement” means a restatement of the Bank’s financial statements due to the Bank’s material noncompliance with any financial reporting requirement under U.S. federal securities laws that is required in order to correct:

(i)	an error in previously issued financial statements that is material to the previously issued financial statements; or

(ii)	an error that would result in a material misstatement if the error were (A) corrected in the current period or (B) left uncorrected in the current period.

For purposes of this Annex, a Financial Restatement shall not be deemed to occur in the event of a revision of the Bank’s financial statements due to an out-of-period adjustment (i.e., when the error is immaterial to the previously issued financial statements and the correction of the error is also immaterial to the current period) or a retrospective (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Bank’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; (5) revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure; or (6) adjustment to provisional amounts in connection with a prior business combination.

i)	“Incentive-based Compensation” means any compensation (including, for the avoidance of doubt, any cash or equity or equity-based compensation, whether deferred or current) that is granted, earned and/or vested based wholly or in part upon the achievement of a Financial Reporting Measure. For purposes of this Policy, “Incentive-based Compensation” shall also be deemed to include any amounts which were determined based on (or were otherwise calculated by reference to) Incentive-based Compensation (including, without limitation, any amounts under any long-term disability, life insurance or supplemental retirement or severance plan or agreement or any notional amount, in each case, solely to the extent such amounts are based on (or were otherwise calculated by reference to) Incentive-based Compensation, as well as any earnings accrued thereon).

j)	“NYSE” means the New York Stock Exchange, or any successor thereof.

k)	“Recoupment Period” means the three (3) fiscal years completed immediately preceding the date of any applicable Recoupment Trigger Date. Notwithstanding the foregoing, the Recoupment Period additionally includes any transition period (that results from a change in the Bank’s fiscal year) within or immediately following those three (3) completed fiscal years, provided that a transition period between the last day of the Bank’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months shall be deemed a completed fiscal year.

l)	“Recoupment Trigger Date” means the earlier of (i) the date that the Board concludes, or reasonably should have concluded, that the Bank is required to prepare a Financial Restatement, and (ii) the date on which a court, regulator or other legally authorized body directs the Bank to prepare a Financial Restatement.

2.	Recoupment of Erroneously Awarded Compensation.

a)	In the event of a Financial Restatement, if the amount of any Covered Compensation received by a Covered Executive (the “Awarded Compensation”) exceeds the amount of such Covered Compensation that would have otherwise been received by such Covered Executive if calculated based on the Financial Restatement (the “Adjusted Compensation”), the Bank shall reasonably promptly recover from such Covered Executive an amount equal to the excess of the Awarded Compensation over the Adjusted Compensation, each calculated on a pre-tax basis (such excess amount, the “Erroneously Awarded Compensation”).

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Remuneration Policy Banco Santander Chile

b)	If (i) the Financial Reporting Measure applicable to the relevant Covered Compensation is share price or total shareholder return (or any measure derived wholly or in part from either of such measures) and (ii) the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the amount of Erroneously Awarded Compensation shall be determined (on a pre-tax basis) based on the Bank’s reasonable estimate of the effect of the Financial Restatement on the Bank’s share price or total shareholder return (or the derivative measure thereof) upon which such Covered Compensation was received.

c)	For the avoidance of doubt, the Bank’s obligation to recover Erroneously Awarded Compensation is not dependent on (i) if or when the restated financial statements are filed or (ii) any fault of any Covered Executive for the accounting errors or other actions leading to a Financial Restatement.

d)	Notwithstanding anything to the contrary in Section 2(a) through (c) hereof, the Bank shall not be required to recover any Erroneously Awarded Compensation if both (x) the conditions set forth in either of the following clauses (i), (ii) or (iii) are satisfied and (y) the members of the Board, in accordance with Listing Rule Section 303A.14(c)(1)(iv), upon recommendation of the Committee, have determined that recovery of the Erroneously Awarded Compensation would be impracticable:

(i)	the direct expense paid to a third party to assist in enforcing the recovery of the Erroneously Awarded Compensation under this Policy would exceed the amount of such Erroneously Awarded Compensation to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 2(d), the Bank shall have first made a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to make such recovery and provide that documentation to the NYSE;

(ii)	recovery of the Erroneously Awarded Compensation would violate the law of Chile to the extent such law was adopted prior to November 28, 2022 (provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 2(d)), the Bank shall have first obtained an opinion of Chilean counsel, that is acceptable to the NYSE, that recovery would result in such a violation, and the Bank must provide such opinion to the NYSE; or

(iii)	recovery of the Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Bank, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

e)	The Bank shall not indemnify any Covered Executive, directly or indirectly, for any losses that such Covered Executive may incur in connection with the recovery of Erroneously Awarded Compensation pursuant to this Annex, including through the payment of insurance premiums or gross-up payments.

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Remuneration Policy Banco Santander Chile

f)	The Board, upon recommendation of the Committee, shall determine, in its sole discretion, the manner and timing in which any Erroneously Awarded Compensation shall be recovered from a Covered Executive in accordance with applicable law, including, without limitation, by (i) requiring reimbursement of Covered Compensation previously paid in cash; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity or equity-based awards; (iii) offsetting the Erroneously Awarded Compensation amount from any compensation otherwise owed by the Bank or any of its affiliates to the Covered Executive; (iv) cancelling outstanding vested or unvested equity or equity-based awards; and/or (v) taking any other remedial and recovery action permitted by applicable law. For the avoidance of doubt, except as set forth in Section 2(d), in no event may the Bank accept an amount that is less than the amount of Erroneously Awarded Compensation; provided that, to the extent necessary to avoid any adverse tax consequences to the Covered Executive pursuant to Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”) (or any other applicable tax law), to the extent practicable, any offsets against amounts under any nonqualified deferred compensation plans (as defined under Section 409A of the Code) (or any compensation deferred pursuant to any other applicable tax law) shall be made in compliance with Section 409A of the Code or such other applicable tax law.

3.	Amendment/Termination. Subject to Section 10D of the Exchange Act and the Listing Rule, this Annex may be amended or terminated by the Bank at any time subject to the approval by the Board upon recommendation of the Committee. To the extent that any applicable law, or stock market or exchange rules or regulations require recovery of Erroneously Awarded Compensation in circumstances in addition to those specified herein, nothing in this Annex shall be deemed to limit or restrict the right or obligation of the Bank to recover Erroneously Awarded Compensation to the fullest extent required by such applicable law, stock market or exchange rules and regulations. Unless otherwise required by applicable law, this Annex shall no longer be effective from and after the date that the Bank no longer has a class of securities publicly listed on a United States national securities exchange.

4.	Interpretation. Notwithstanding anything to the contrary herein, this Annex is intended to comply with the requirements of Section 10D of the Exchange Act and the Listing Rule (and any applicable regulations, administrative interpretations or stock market or exchange rules and regulations adopted in connection therewith). The provisions of this Annex shall be interpreted in a manner that satisfies such requirements and this Policy shall be operated accordingly. If any provision of this Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict.

5.	Other Compensation Recoupment Rights. Any right of recoupment under this Annex is in addition to, and not in lieu of, any other remedies, rights or requirements with respect to the recoupment of any compensation that may be available to the Bank pursuant to the terms of any other recoupment policy or normative document of the Bank (or any of its affiliates) that may be in effect from time to time, any provisions in any employment agreement, offer letter, equity plan, equity award agreement or similar plan or agreement, and any other legal remedies available to the Bank, as well as applicable law, stock market or exchange rules, listing standards or regulations; provided, however, that any amounts recouped under any other policy or normative document that would be recoupable under this Annex shall count toward any required recoupment under this Annex and vice versa.

6.	Exempt Compensation. Notwithstanding anything to the contrary herein, the Bank has no obligation under this Annex to seek recoupment of amounts paid to a Covered Executive which are granted, vested or earned based solely upon the occurrence or non-occurrence of nonfinancial events. Such exempt compensation includes, without limitation, base salary, time-vesting awards, compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures or compensation awarded solely at the discretion of the Bank, provided that such amounts are in no way contingent on and were not in any way granted on the basis of, the achievement of any Financial Reporting Measure performance goal.

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Remuneration Policy Banco Santander Chile

7.	Miscellaneous.

a)	Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this Annex shall be deemed to include the restrictions imposed herein and incorporate this Annex by reference and, in the event of any inconsistency, the terms of this Annex will govern. For the avoidance of doubt, this Annex applies to all compensation that is received on or after the Effective Date, regardless of the date on which the award agreement or other document setting forth the terms and conditions of the Covered Executive’s compensation became effective, including, without limitation, compensation received under the Bank’s deferred variable remuneration plans and any successor plan to each of the foregoing.

b)	This Annex shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.

c)	All issues concerning the construction, validity, enforcement and interpretation of this Annex and all related documents, including, without limitation, any employment agreement, offer letter, equity award agreement or similar agreement, shall be governed by, and construed in accordance with, the laws of Chile, without giving effect to any choice of law or conflict of law rules or provisions (whether of Chile or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than Chile.

d)	The Covered Executives, their beneficiaries, heirs, executors, administrators and any other legal representative and the Bank shall initially attempt to resolve all claims, disputes or controversies arising under, out of or in connection with this Annex by conducting good faith negotiations amongst themselves. To ensure the timely and economical resolution of disputes that arise in connection with this Annex, the courts and tribunals of the city of Santiago (Chile) shall have exclusive jurisdiction to settle any disputes, claims, or causes of action arising from or relating to the enforcement, performance or interpretation of this Annex. The Covered Executives, their beneficiaries, heirs, executors, administrators and any other legal representative and the Bank hereby waive any objection to any such court as is referred to in this Section 7(d) on grounds of inconvenient forum or otherwise as regards proceedings in connection with the Agreement and further irrevocably agree that a judgment or order of any such court in connection with the Agreement shall be conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction.

e)	If any provision of this Annex is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law. In the event that any one or more of the provisions of this Annex shall be held to be invalid and unenforceable, all the other terms and provisions of this Annex shall continue in full force and effect without impairment or limitation to the maximum extent permitted by applicable law.

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